Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com

December 9, 2011

Pamela A. Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Euramax International, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed November 22, 2011

File No. 333-176561

Dear Ms. Long:

This letter sets forth the response of Euramax International, Inc. (the “Corporation” or the “Issuer”) to the comment letter, dated November 30, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Corporation’s Registration Statement on Form S-4 filed on August 30, 2011 (as amended, the “Registration Statement”).  This letter is being filed with Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence.  We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from Amendment No. 2 to the Registration Statement.

September 30, 2011 Financial Statements

12. Supplemental Guarantor Condensed Financial Information, page F-69

1.         Please explain the nature of the $18,587 thousand credit balance in “Investment in consolidated subsidiaries” in the Parent column on page F-71. Explain how this line item became a liability (i.e., credit balance).

Response:

The Corporation respectfully advises the Staff that the $18,587,000 credit balance in “Investment in consolidated subsidiaries” represents Euramax Holdings, Inc.’s (the “Parent”) 100% ownership interest in the Issuer (Euramax International, Inc.).  The Parent’s “Investment in consolidated subsidiaries” represents its 100% ownership of the Issuer and, accordingly, the investment balance is equal to the Issuer’s total shareholder’s deficit.  The Parent’s investment balance became a liability as a result of losses incurred during the third quarter of 2011, which resulted in a net deficit to shareholder’s equity.

The Corporation has considered the provisions of Accounting Standards Codification, section 323-10-35-20, which states that, “The investor ordinarily shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.”

The Corporation believes that it has met the exceptions described above as the Issuer’s Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Parent, as disclosed on pages F-69 and F-70 of the Amended Registration Statement.  The guarantee of debt combined with the intercompany relationships between the Parent and the Issuer all indicate the Parent’s commitment to provide further additional support for the investee (i.e., the Issuer). As a result of these considerations, the investment balance has been reduced below zero.

The Corporation has elected for presentation purposes to leave the Parent’s “Investment in consolidated subsidiaries” line item classified as an asset as the amount is eliminated in the Consolidated Financial Statements.

2.         Please tell us the specific business purpose(s) for the $88.1 million capital contribution that the Issuer made to the Non-Guarantor Subsidiaries and the $146.1 million dividend the Non-Guarantor Subsidiaries made, both shown on page F-74. Please clarify for us whether the reported amounts reflect actual cash that was exchanged between the entities. Finally, please tell us which authoritative guidance you considered as support for the classification of the $146.1 million as a dividend instead of as a return of capital. In this regard, we note the accumulated loss of the Non-Guarantor Subsidiaries as shown on page F-71.

Response:

In response to the Staff’s comment, the Corporation confirms that the $88.1 million capital contribution from the Issuer and the $146.1 million dividend made by the Non-Guarantor Subsidiaries represent actual cash payments exchanged between the entities. Both payments were made on March 18, 2011, the date of the financing transaction. Furthermore, the Corporation has considered the Staff’s comments regarding the classification of the $146.1 million payment as a dividend and determined it would more appropriately be classified as a return of capital given the accumulated losses of the Non-Guarantor Subsidiaries. The Corporation has revised the Condensed Consolidating Balance Sheet and the Consolidating Statement of Cash Flows on pages F-71 and F-74, respectively, of the Amended Registration Statement to reflect this payment as a return of capital.

The business purpose of the aforementioned payments are related to the simplification and European alignment of the Corporation’s organizational structure as depicted on page 9 of the Amended Registration Statement. In connection with the March 18, 2011 financing transaction, the Issuer contributed capital of $88.1 million to the Dutch holding company referred to as New Holdco BV on page 9 of the Amended Registration Statement. The $146.1 million return of capital represents a cash repayment from the Corporation’s existing holding company, Euramax International Holdings BV (“EIH BV”), a Non-Guarantor Subsidiary, of which the Issuer owns 100% of the outstanding shares. The cash was generated as a result of the sale of all companies formerly owned by EIH BV to New Holdco BV. As this sales transaction was between Non-Guarantor Subsidiaries, any related cash flow was not presented on the Consolidating Statement of Cash Flows on page F-74 of the Amended Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:                                 Dieter King, Securities and Exchange Commission

Era Anagnosti, Securities and Exchange Commission

Al Pavot, Securities and Exchange Commission

Jenn Do, Securities and Exchange Commission

Mitchell Lewis, Euramax International, Inc.

R. Scott Vansant, Euramax International, Inc.

Kevin Miller, Euramax International, Inc.